Exhibit 1

NEWS RELEASE

Company Contact:	IR Agency Contact:	4 HaHoresh Street,
C.O.O. & C.F.O.	The Global Consulting Group	P.O. Box 14
Mike Lilo 972 (3) 539-4000 mikel@audiocodes.com	Erik Knettel (646) 284-9415 eknettel@hfgcg.com	Yehud, 56470 Israel Tel: +972-3-5394000 Fax: +972-3-5394040

AudioCodes Reports Third Quarter 2003 Results

AudioCodes Achieves Eighth Consecutive Quarter of Revenue Growth

Quarterly Revenues Rise 13% Sequentially and 64% Year Over Year

Yehud, Israel – October 22, 2003 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet technologies, today announced financial results for the quarter and nine months ended September 30, 2003.

Revenues for the third quarter ended September 30, 2003 were $11.8 million compared to $10.5 million for the quarter ended June 30, 2003 and $7.2 million for the quarter ended September 30, 2002.  Third quarter revenues increased 13% sequentially and 64% compared to the third quarter of 2002. Net loss for the third quarter of 2003 was $1.6 million, or $(0.04) per share, compared to a net loss of $3.3 million, or $(0.09) per share, for the corresponding period last year.

Revenues for the nine months ended September 30, 2003 were $30.7 million compared to $19.6 million for the nine months ended September 30, 2002. Net loss for the nine  months ended September 30, 2003 was $6.3 million, or $(0.17) per share, compared to net loss of $11.0 million, or $(0.28) per share, for the same period of 2002.

Cash, cash equivalents, short-term deposits and long-term bank deposits as of September 30, 2003 were $100.4 million compared to $103.4 million as of June 30, 2003 and $116.3 million as of September 30, 2002.

"We are pleased to report a strong quarter for AudioCodes, our eighth consecutive quarter of revenue growth and lower net loss" said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. "We continue to experience growing demand for our products, increase in sales of complete media gateway and media server products, and improved outlook for the packet telephony market. Our consistent and focused strategy on developing a most advanced and diverse media gateway product portfolio, combined with our ability to partner with industry leaders is at the core of our success.”

In the third quarter AudioCodes achieved another milestone in executing on its strategy by announcing cooperation with 3Com in the IP telephony enterprise market and the selection of AudioCodes as 3Com Key supplier of gateways and media servers for its enterprise voice products.

At the Fall VON exhibition in September, AudioCodes announced that its underlying technology  platform architecture would be branded with the name VoIPerfect™. VoIPerfect™ is the technology platform behind close to 10 million of the VoP channels deployed in AudioCodes’ broad portfolio of products worldwide since 1998. VoIPerfect™ represents an investment of hundreds of man-years in creating a VoP technology platform demonstrating unique qualities and performance. VoIPerfect™ has been continuously updated and upgraded with advanced features and functionalities required to comply with constantly evolving standards and protocols and customers’ requirements.

In addition, AudioCodes unveiled its new TrunkPack® (TP) 6310 compact PCI Voice over Packet communication board. The TP-6310 represents an industry breakthrough in terms of gateway density on a single compact PCI blade. Providing very high channel density, of up to 2016 Low Bit Rate Voice over IP channels and approximately 1000 extra mediation channels, the TP-6310 is an excellent building block for deploying high-density, high-availability VoP systems.

Retirement of Leon Bialik

Leon Bialik, AudioCodes’ co-founder, Chief Technology Officer between 1993 and 2001, a director, announced that he will not be standing for re-election in order to pursue other interests. Shabtai Adlersberg said, "Leon has been my co-founder and partner for many years, and the spirit and brains behind our original excellence in technology and product strength. Under his management, AudioCodes enjoyed a leading position and great success in the IP telephony technology markets between 1998 and 2000. Leon’s leadership, dedication and strive for excellence helped build and position AudioCodes as a strong global technology player, and for that all of us at AudioCodes are grateful. We wish Leon good luck and much success in his future endeavors."

Conference Call & Webcast Information

AudioCodes will conduct a conference call on October 23, 2003 to discuss the third quarter results, which will be simultaneously web cast at 9:00 A.M. Eastern Daylight Time. Investors are invited to listen to the call live via web cast at the AudioCodes corporate web site at http://www.audiocodes.com.

About AudioCodes

Celebrating its 10th anniversary in 2003, AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology, products and media gateway system solutions to network equipment providers and systems integrators.

AudioCodes provides its customers and partners with a diverse range of Voice over Packet media gateway and media processing technologies, leading the transition to converged voice and data communications networks. The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over Packet market.  AudioCodes' product lines include media gateway system solutions for packet networks in the wireline, wireless, broadband access, media server and enhanced voice services markets. AudioCodes’ technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules and CPE devices.  Its customers include the leading telecom and datacom network equipment providers globally. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California.  For more information on AudioCodes, visit www.audiocodes.com or call +1 (408) 577-4088.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2003	2002
ASSETS	(Unaudited)

CURRENT ASSETS
Cash, cash equivalents and short-term deposits	$ 50,159	$ 110,873
Trade receivables	7,140	4,443
Other receivables and prepaid expenses	2,457	1,959
Inventories	4,254	4,677

Total current assets	64,010	121,952

SEVERANCE PAY FUND	3,256	2,496

FIXED ASSETS, NET	5,112	5,067

OTHER ASSETS	5,433	-

LONG TERM BANK DEPOSITS	50,244	-

INVESTMENTS	579	599

Total assets	$128,634	$ 130,114

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$ 2,675	$ 2,402
Other payables and accrued expenses	14,179	11,180

Total current liabilities	16,854	13,582

ACCRUED SEVERANCE PAY	3,734	2,848

Total shareholders' equity	108,046	113,684

Total liabilities and shareholders' equity	$ 128,634	$ 130,114

AUDIOCODES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2003	2002	2003	2002
	(Unaudited)		(Unaudited)

Revenues	$ 30,694	$ 19,584	$ 11,810	$ 7,208

Cost of revenues	13,931	9,539	5,379	3,362

Gross profit	16,763	10,045	6,431	3,846
Operating expenses
Research and development - net	11,193	9,603	4,029	3,151
Sales and marketing	10,610	10,911	3,584	3,629
General and administrative	2,333	2,560	774	844

Total operating expenses	24,136	23,074	8,387	7,624

Operating loss	(7,373)	(13,029)	(1,956)	(3,778)
Other expenses	330	-	110	-
Financial income, net	1,360	2,073	453	499

Loss before income taxes	(6,343)	(10,956)	(1,613)	(3,279)
Income taxes	-	-	-	-

Net loss	$ (6,343)	$ (10,956)	$ (1,613)	$ (3,279)

Basic and diluted loss per share	$ (0.17)	$ (0.28)	$ (0.04)	$ (0.09)
Number of shares used in computing basic and diluted loss per share (in thousands)	37,438	38,770	37,575	38,380